UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2025

SYNOPSYS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-19807	56-1546236
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

675 Almanor Ave.
Sunnyvale, California 94085
(Address of Principal Executive Offices) (Zip Code)

(650) 584-5000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240-14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value of $0.01 per share)	SNPS	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On July 14, 2025, Synopsys, Inc. issued a press release that is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release issued by Synopsys, Inc., dated July 14, 2025.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Synopsys and Ansys, including, but not limited to, statements regarding the anticipated timing of the closing thereof. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions or the negatives of these words or other comparable terminology to convey uncertainty of future events or outcomes. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks, uncertainties and other factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, (iii) the outcome of any legal proceedings that may be instituted against Ansys or Synopsys related to the merger agreement or the proposed transaction, (iv) business disruptions following the closing of the proposed transaction, and (v) the ability of Synopsys to successfully integrate Ansys’ operations and product lines. These risks, uncertainties and factors, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. While the list of risks, uncertainties and factors presented here, and the list of risks presented in the proxy statement/prospectus, is considered representative, no such list is exhaustive. Unlisted risks, uncertainties and factors may present significant additional obstacles to the realization of forward-looking statements.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Synopsys and Ansys described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. Forward-looking statements speak only as of the date they are made. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond Synopsys’ and Ansys’ control, and are not guarantees of future results. Readers are cautioned not to put undue reliance on forward-looking statements, and Synopsys and Ansys assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Neither Synopsys nor Ansys gives any assurance that either Synopsys or Ansys will achieve its expectations.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information and Where to Find It

This communication relates to a proposed transaction between Synopsys and Ansys. In connection with the proposed transaction, Synopsys filed with the SEC, and the SEC has declared effective on April 17, 2024, a registration statement on Form S-4 (File No. 333-277912), that included a prospectus with respect to the shares of common stock of Synopsys to be issued in the proposed transaction and a proxy statement of Ansys and is referred to as the proxy statement/prospectus. Each party has filed or may file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Synopsys or Ansys may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Synopsys or Ansys through the website maintained by the SEC at www.sec.gov.

The documents filed by Synopsys with the SEC also may be obtained free of charge at Synopsys’ website at https://investor.synopsys.com/overview/default.aspx or upon written request to Synopsys at Synopsys, Inc., 675 Almanor Avenue, Sunnyvale, California 94085, Attention: Investor Relations. The documents filed by Ansys with the SEC also may be obtained free of charge at Ansys’ website at https://investors.ansys.com/ or upon written request to kelsey.debriyn@ansys.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SYNOPSYS, INC.

Dated: July 14, 2025	By:	/s/ John F. Runkel, Jr.
	Name:	John F. Runkel, Jr.
	Title:	General Counsel and Corporate Secretary

Exhibit 99.1

NEWS RELEASE

Synopsys Receives All Necessary Approvals for Proposed Acquisition of Ansys

SUNNYVALE, Calif., July 14, 2025 – Synopsys, Inc. (Nasdaq: SNPS) today announced that it has received approval from all necessary authorities to proceed with the acquisition of ANSYS, Inc. (Nasdaq: ANSS). The parties expect to close the transaction on or about Thursday, July 17, 2025, subject to the satisfaction or waiver of the remaining customary closing conditions.

Synopsys announced its intention to acquire Ansys in a stock and cash transaction on January 16, 2024, bringing together Synopsys’ pioneering silicon design and IP solutions with Ansys’ broad simulation and analysis portfolio. The combination will create the leader in engineering solutions from silicon to systems, enabling customers to rapidly innovate AI-powered products.

About Synopsys

Catalyzing the era of pervasive intelligence, Synopsys, Inc. (Nasdaq: SNPS) delivers trusted and comprehensive silicon to systems design solutions, from electronic design automation to silicon IP and system verification and validation. We partner closely with semiconductor and systems customers across a wide range of industries to maximize their R&D capability and productivity, powering innovation today that ignites the ingenuity of tomorrow. Learn more at www.synopsys.com.

About Ansys

Our Mission: Powering Innovation that Drives Human Advancement™

When visionary companies need to know how their world-changing ideas will perform, they close the gap between design and reality with Ansys simulation. For more than 50 years, Ansys software has enabled innovators across industries to push boundaries by using the predictive power of simulation. From sustainable transportation to advanced semiconductors, from satellite systems to life-saving medical devices, the next great leaps in human advancement will be powered by Ansys.

© 2025 Synopsys, Inc. All rights reserved. Synopsys, the Synopsys logo, and other Synopsys trademarks are available at https://www.synopsys.com/company/legal/trademarks-brands.html. Other company or product names may be trademarks of their respective owners.

INVESTOR CONTACT:

Trey Campbell

Synopsys, Inc.

650-584-4289

Synopsys-ir@synopsys.com

EDITORIAL CONTACTS:

Cara Walker

Synopsys, Inc.

650-584-5000

corp-pr@synopsys.com

Mary Kate Joyce

ANSYS, Inc.

724-820-4368

MaryKate.Joyce@ansys.com

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Synopsys and Ansys, including, but not limited to, statements regarding the anticipated timing of the closing thereof. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions or the negatives of these words or other comparable terminology to convey uncertainty of future events or outcomes. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks, uncertainties and other factors that could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, (iii) the outcome of any legal proceedings that may be instituted against Ansys or Synopsys related to the merger agreement or the proposed transaction, (iv) business disruptions following the closing of the proposed transaction, and (v) the ability of Synopsys to successfully integrate Ansys’ operations and product lines. These risks, uncertainties and factors, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. While the list of risks, uncertainties and factors presented here, and the list of risks presented in the proxy statement/prospectus, is considered representative, no such list is exhaustive. Unlisted risks, uncertainties and factors may present significant additional obstacles to the realization of forward-looking statements.

You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Synopsys and Ansys described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. Forward-looking statements speak only as of the date they are made. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond Synopsys’ and Ansys’ control, and are not guarantees of future results. Readers are cautioned not to put undue reliance on forward-looking statements, and Synopsys and Ansys assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, unless required by law. Neither Synopsys nor Ansys gives any assurance that either Synopsys or Ansys will achieve its expectations.